Exhibit 99.1

Autohome Inc. Announces Unaudited Fourth Quarter and Full Year 2016 Financial Results

Fourth Quarter Net Revenues Increased 86.3% Year-Over-Year to RMB2.0 Billion

Net Income attributable to Autohome Inc. increased 30.3% year-over-year to RMB376.5 million

BEIJING, March 2, 2017 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights1

•	Net Revenues increased 86.3% year-over-year to RMB2,014.9 million ($290.2 million).

•	Net Income attributable to Autohome Inc. increased 30.3% year-over-year to RMB376.5 million ($54.2 million).

•	Net Cash Provided by Operating Activities was RMB791.9 million ($114.1 million), an increase of 15.2% year-over-year.

Full Year 2016 Financial Highlights1

•	Net Revenues increased 72.1% year-over-year to RMB5,961.6 million ($858.7 million).

•	Net Income attributable to Autohome Inc. increased 24.0% year-over-year to RMB1,227.9 million ($176.9 million).

•	Net Cash Provided by Operating Activities was RMB1,625.9 million ($234.2 million), an increase of 11.2% year-over-year.

Fourth Quarter 2016 Operational Highlights

•	Continued Focus on Mobile Traffic: In December 2016, the number of average daily unique visitors who accessed the Company’s mobile websites and mobile applications reached 9.4 million and 8.1 million, respectively. Combined, this represents a 27% increase in the total number of average daily unique visitors on mobile platforms compared with December 2015.

•	Successful “Singles’ Day” Event: Transactions processed through Autohome’s platform during the November 11, 2016 Singles’ Day automobile festival reached approximately 100,000, a 182% increase from the same period last year. The significant increase in sales was driven primarily by the Company’s enhanced ecosystem which efficiently leverages Autohome’s vast resources in media advertising, offline support and auto financing products.

•	Rollout of Autohome’s Asset-Light Vehicle E-commerce Platform Business Model: As part of the Company’s strategic change to an asset-light vehicle e-commerce platform, Autohome sold the majority of its direct sales vehicle inventory during the fourth quarter of 2016 and the first two months of 2017.

[1]	The reporting currency of the Company is Renminbi (“RMB”). For the convenience of the reader, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.9430 on December 31, 2016 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Mr. Yan Kang, President of Autohome, commented, “Our solid operational and financial results during the fourth quarter and full year 2016 demonstrates Autohome’s solid foundation for future growth which is driven by robust and sustainable traffic, active user engagement, tailored product offerings, compelling returns on investment for our automaker and dealer clients, and Ping An Group’s continued support of our long-term vision. Looking forward, we will continue to focus on developing our future consumer-centric automotive platform which is composed of four distinct categories: auto-media, auto-ecommerce, auto-finance, and auto-lifestyle. This will transform Autohome from a content-driven vertical media platform into a comprehensive automotive ecosystem which leverages our advanced technology and data analytics. We believe the combination of a well-established ecosystem based on precise data analytics, broad user base and strong brand equity will position us as the clear market leader in all aspects of China’s online automotive market. We are very excited about the opportunities we see ahead in 2017 as we look to further expand our business, drive synergistic value with our partners, and push to the forefront of innovation in the digital automotive category.”

Mr. Julian Wang, Chief Financial Officer, added, “While we experienced some management changes and operational difficulties for the online transaction business during 2016, our core media and leads generation businesses remains strong across all key metrics, including user numbers, brand recognition, user engagement, and automaker/dealer partnerships. Our new strategic focus will concentrate on seizing the enormous market opportunities we see and utilize our leading technology to further benefit both our audience and clients. This will also better position Autohome to generate high revenue growth and healthy profitability. We are encouraged by the results we have seen so far and are confident of our ability to re-accelerate the expansion of our business, maintain cost-effective management, invest prudently for sustainable and profitable long-term growth, and generate increased value for our shareholders.”

Overview of Key Financial Results for Fourth Quarter 2016 and Full Year 2016

Key Financial Results

(In RMB Millions except for per share data)	4Q2015	4Q2016	% Change	FY2015	FY2016	% Change
Net Revenues	1,081.5	2,014.9	86.3%	3,464.0	5,961.6	72.1%
Net Income attributable to Autohome Inc.	289.0	376.5	30.3%	990.6	1,227.9	24.0%
Adjusted Net Income attributable to Autohome Inc.[2]	322.8	445.7	38.1%	1,103.1	1,427.9	29.4%
Diluted Earnings Per Share[3]	2.50	3.23	29.2%	8.57	10.58	23.5%
Net Cash Provided by Operating Activities	687.3	791.9	15.2%	1,461.8	1,625.9	11.2%

[2]	Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.
[3]	Each ordinary share equals one ADS.

Unaudited Fourth Quarter 2016 Financial Results

Net Revenues

Net revenues increased 86.3% to RMB2,014.9 million ($290.2 million) from RMB1,081.5 million in the corresponding period of 2015. The increase was mainly due to significant revenue growth from the Company’s online marketplace and a 36.1% increase in revenues from media and leads generation services.

•	Media services revenues increased 33.1% to RMB732.0 million ($105.4 million) from RMB550.1 million in the corresponding period of 2015. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to Autohome’s online advertising channels.

•	Leads generation services revenues increased 40.4% to RMB556.4 million ($80.1 million) from RMB396.3 million in the corresponding period of 2015. The increase was primarily attributable to a 25.0% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services.

•	Online marketplace revenues were RMB726.5 million ($104.6 million) compared to RMB135.1 million in the corresponding period of 2015. In the fourth quarter of 2016, the Company sold 8,792 vehicles and generated RMB704.7 million ($101.5 million) in direct vehicle sales revenues, which accounted for 97.0% of online marketplace revenues.

Cost of Revenues

Cost of revenues increased 257.3% to RMB960.9 million ($138.4 million) from RMB268.9 million in the corresponding period of 2015, primarily due to an increase in cost of goods sold related to direct vehicle sales. In addition, cost of revenues included share-based compensation expenses of RMB3.8 million ($0.5 million) during the fourth quarter of 2016, compared to RMB2.0 million for the corresponding period of 2015.

Operating Expenses

Operating expenses increased 63.2% to RMB780.3 million ($112.4 million) from RMB478.0 million in the corresponding period of 2015. This increase was mainly due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses increased 57.1% to RMB517.6 million ($74.5 million) from RMB329.5 million in the corresponding period of 2015. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brand through mobile platforms, and (ii) an increase in salaries and benefits in line with the Company’s overall growth. Sales and marketing expenses for the fourth quarter of 2016 included share-based compensation expenses of RMB15.4 million ($2.2 million), compared with RMB11.6 million in the corresponding period of 2015.

•	General and administrative expenses increased 41.4% to RMB95.0 million ($13.7 million) from RMB67.2 million in the corresponding period of 2015. The increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses for the fourth quarter of 2016 included share-based compensation expenses of RMB28.9 million ($4.2 million), compared with RMB11.8 million in the corresponding period of 2015.

•	Product development expenses increased 106.4% to RMB167.7 million ($24.2 million) from RMB81.3 million in the corresponding period of 2015. This increase was primarily attributable to an increase in salaries and benefits associated with growth in product development headcount, which is in line with the Company’s overall growth. Product development expenses for the fourth quarter of 2016 included share-based compensation expenses of RMB20.0 million ($2.9 million), compared with RMB7.3 million in the corresponding period of 2015.

Operating Profit

Operating profit decreased 18.2% to RMB273.6 million ($39.4 million) from RMB334.5 million in the corresponding period of 2015.

Income tax (expense)/benefit

There was an income tax benefit of RMB71.0 million ($10.2 million) in the fourth quarter of 2016, compared to income tax expense of RMB70.9 million in the corresponding period of 2015. The income tax benefit was derived from change in the enacted tax rate of one of Autohome’s subsidiaries which resulted in tax benefit of RMB104.1 million ($15.0 million) being recorded in the fourth quarter of 2016.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 30.3% to RMB376.5 million ($54.2 million) from RMB289.0 million in the corresponding period of 2015. Basic and diluted earnings per share and per ADS (“EPS”) were RMB3.27 ($0.47) and RMB3.23($0.47), respectively, compared with basic and diluted EPS in the corresponding period of 2015 of RMB2.56 and RMB2.50, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 38.1% to RMB445.7 million ($64.2 million) from RMB322.8 million in the corresponding period of 2015. Non-GAAP basic and diluted EPS were RMB3.87($0.56) and RMB3.82 ($0.55), respectively, compared with non-GAAP basic and diluted EPS in the corresponding period of 2015 of RMB2.86 and RMB2.79, respectively.

Unaudited Full Year 2016 Financial Results

Net Revenues

Net revenues increased 72.1% to RMB5,961.6 million ($858.7 million) from RMB3,464.0 million in 2015. The increase was mainly due to significant revenue growth from the Company’s online marketplace and a 29.9% increase in revenues from media and leads generation services.

•	Media services revenues increased 25.0% to RMB2,347.6 million ($338.1 million) from RMB1,878.4 million in 2015. The increase was mainly due to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to Autohome’s online advertising channels.

•	Leads generation services revenues increased 36.5% to RMB1,916.4 million ($276.0 million) from RMB1,403.9 million in 2015. The increase was primarily attributable to a 23.8% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services.

•	Online marketplace revenues were RMB1,697.6 million ($244.5 million) compared to RMB181.7 million in 2015. For full year 2016, the Company sold 17,738 vehicles and generated RMB1,635.1 million ($235.5 million) in direct vehicle sales revenues, which accounted for 96.3% of online marketplace revenues.

Cost of Revenues

Cost of revenues increased 257.7% to RMB2,393.2 million ($344.7 million) from RMB669.1 million in 2015, primarily due to an increase in cost of goods sold related to direct vehicle sales, which included a write-down of RMB50.2 million ($7.2 million). In addition, cost of revenues included share-based compensation expenses of RMB12.3 million ($1.8 million) compared to RMB6.9 million for the corresponding period of 2015.

Operating Expenses

Operating expenses increased 51.4% to RMB2,415.1 million ($347.8 million) from RMB1,595.0 million in 2015. This increase was mainly due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as the Company continues to reinvest in future growth opportunities.

•	Sales and marketing expenses increased 36.3% to RMB1,536.9 million ($221.4 million) from RMB1,127.5 million 2015. This increase was primarily due to (i) an increase in marketing expenses in connection with the promotion of the Company’s brand through mobile platforms, and (ii) an increase in salaries and benefits in line with the Company’s overall growth. Sales and marketing expenses for full year 2016 included share-based compensation expenses of RMB50.8 million ($7.3 million), compared with RMB36.6 million in 2015.

•	General and administrative expenses increased 58.4% to RMB306.8 million ($44.2 million) from RMB193.7 million in 2015. The increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses of 2016 included share-based compensation expenses of RMB78.0 million ($11.2 million), compared with RMB40.1 million in 2015.

•	Product development expenses increased 108.6% to RMB571.4 million ($82.3 million) from RMB273.9 million in 2015. This increase was primarily attributable to an increase in salaries and benefits as a result of growth in product development headcount, which is in line with the Company’s overall growth. Product development expenses of 2016 included share-based compensation expenses of RMB54.3 million ($7.8 million), compared with RMB24.3 million in 2015.

Operating Profit

Operating profit slightly decreased 3.9% to RMB1,153.4 million ($166.1 million) from RMB1,199.8 million in 2015.

Income tax expense

Income tax expense was RMB32.6 million ($4.7 million) in 2016, a significant decrease from RMB285.5 million in 2015. The decrease was primarily attributable to change in the enacted tax rate of one of Autohome’s subsidiaries which resulted in tax benefit of RMB173.6 million ($25.0 million) being recorded in 2016.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. increased 24.0% to RMB1,227.9 million ($176.9 million) from RMB990.6 million in 2015. Basic and diluted earnings per share and per ADS (“EPS”) were RMB10.75 ($1.55) and RMB10.58 ($1.52), respectively, compared with basic and diluted EPS in 2015 of RMB8.83 and RMB8.57, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc., defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 29.4% to RMB1,427.9 million ($205.7 million) from RMB1,103.1 million in 2015. Non-GAAP basic and diluted EPS were RMB12.50 ($1.80) and RMB12.31 ($1.77), respectively, compared with non-GAAP basic and diluted EPS in 2015 of RMB9.83 and RMB9.54, respectively

Balance Sheet and Cash Flow

As of December 31, 2016, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB5,733.3 million ($825.8 million). Net cash provided by operating activities in the year of 2016 was RMB1,625.9 million ($234.2 million), compared with RMB1,461.8 million in the year of 2015.

Employees

The Company had 3,752 employees as of December 31, 2016.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,268 million ($182.6 million) to RMB1,319 million ($190.0 million) in the first quarter of fiscal year 2017, representing a 16.0% to 20.6% year-over-year increase.

This forecast reflects the Company’s current and preliminary view on the market and operating conditions, which are subject to change.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Thursday, March 2, 2017 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:     +1-855-298-3404

Hong Kong:        +852-5808-3202

China Domestic:   400-120-0539

United Kingdom:  0800-015-9725

International:      +1-631-514-2526

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 2909118.

A replay of the conference call may be accessed by phone at the following numbers until March 8, 2017:

United States:   +1-866-846-0868

International:    +61-2-9641-7900

Passcode:           2909118

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense, depreciation expenses of property and equipment and amortization expenses of intangible assets and interest expense, excluding share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	550,074	731,996	105,429	1,878,397	2,347,626	338,128
Leads generation services	396,327	556,392	80,137	1,403,892	1,916,445	276,026
Online marketplace	135,069	726,477	104,634	181,686	1,697,550	244,498

Total net revenues	1,081,470	2,014,865	290,200	3,463,975	5,961,621	858,652

Cost of revenues	(268,948)	(960,933)	(138,403)	(669,121)	(2,393,165)	(344,687)

Gross profit	812,522	1,053,932	151,797	2,794,854	3,568,456	513,965

Operating expenses:
Sales and marketing expenses	(329,514)	(517,581)	(74,547)	(1,127,484)	(1,536,939)	(221,365)
General and administrative expenses	(67,220)	(95,021)	(13,686)	(193,655)	(306,794)	(44,188)
Product development expenses	(81,268)	(167,701)	(24,154)	(273,908)	(571,354)	(82,292)

Operating profit	334,520	273,629	39,410	1,199,807	1,153,369	166,120

Interest income	16,461	26,246	3,780	63,218	88,168	12,699
Earnings/(loss) from equity method investments	617	(1,898)	(273)	102	(6,638)	(956)
Other income, net	8,353	6,558	945	13,064	13,953	2,010

Income before income taxes	359,951	304,535	43,862	1,276,191	1,248,852	179,873

Income tax (expense)/benefit	(70,937)	71,035	10,231	(285,542)	(32,629)	(4,700)

Net income	289,014	375,570	54,093	990,649	1,216,223	175,173

Net loss attributable to noncontrolling interests	—	925	133	—	11,691	1,684
Net income attributable to Autohome Inc.	289,014	376,495	54,226	990,649	1,227,914	176,857
Earnings per share for ordinary shares
Basic	2.56	3.27	0.47	8.83	10.75	1.55
Diluted	2.50	3.23	0.47	8.57	10.58	1.52
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	112,921,508	115,135,658	115,135,658	112,227,405	114,237,600	114,237,600
Diluted	115,634,721	116,546,201	116,546,201	115,646,826	116,036,327	116,036,327
Other comprehensive income attributable to Autohome Inc., net of tax of nil
Foreign currency translation adjustments	18,975	35,850	5,163	56,821	62,256	8,967

Comprehensive income attributable to Autohome Inc.	307,989	412,345	59,389	1,047,470	1,290,170	185,824

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended December 31,			For year ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc	289,014	376,495	54,226	990,649	1,227,914	176,857
Plus: income tax expense/(benefit)	70,937	(71,035)	(10,231)	285,542	32,629	4,700
Plus: depreciation of property and equipment	14,368	18,308	2,637	51,337	65,246	9,397
Plus: amortization of intangible assets	1,139	1,142	164	5,248	4,558	656

EBITDA	375,458	324,910	46,796	1,332,776	1,330,347	191,610

Plus: share-based compensation expenses	32,608	68,046	9,801	107,945	195,393	28,142

Adjusted EBITDA	408,066	392,956	56,597	1,440,721	1,525,740	219,752

Net income attributable to Autohome Inc	289,014	376,495	54,226	990,649	1,227,914	176,857
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	164	4,554	4,555	656
Plus: share-based compensation expenses	32,608	68,046	9,801	107,945	195,393	28,142

Adjusted Net Income attributable to Autohome Inc.	322,761	445,680	64,191	1,103,148	1,427,862	205,655

Non-GAAP Earnings per share for ordinary shares
Basic	2.86	3.87	0.56	9.83	12.50	1.80
Diluted	2.79	3.82	0.55	9.54	12.31	1.77
Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:
Basic	112,921,508	115,135,658	115,135,658	112,227,405	114,237,600	114,237,600
Diluted	115,634,721	116,546,201	116,546,201	115,646,826	116,036,327	116,036,327

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of December 31,
	2015	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	2,152,647	3,293,911	474,422
Restricted cash	61,091	9,319	1,342
Short-term investments	1,955,315	2,430,091	350,006
Accounts receivable, net	1,075,456	1,205,924	173,689
Inventories, net	111,667	95,617	13,772
Amounts due from related parties	1,645	20,451	2,946
Prepaid expenses and other current assets	338,677	377,219	54,331
Deferred tax assets, current	45,977	99,228	14,292

Total current assets	5,742,475	7,531,760	1,084,800

Non-current assets:
Property and equipment, net	103,554	134,574	19,383
Goodwill and intangible assets, net	1,538,433	1,533,945	220,934
Long-term investments	124,102	134,466	19,367
Deferred tax assets, non-current		22,435	3,231
Other non-current assets	21,512	34,846	5,019

Total non-current assets	1,787,601	1,860,266	267,934

Total assets	7,530,076	9,392,026	1,352,734

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses and other payables	833,473	1,151,547	165,859
Advance from customers	27,214	75,882	10,929
Deferred revenue	872,487	1,012,143	145,779
Notes payable	174,943	31,063	4,474
Income tax payable	224,973	256,775	36,983
Amounts due to related parties	23,444	16,630	2,395

Total current liabilities	2,156,534	2,544,040	366,419

Non-current liabilities:
Other liabilities	32,596	34,977	5,038
Deferred tax liabilities	489,910	461,796	66,512

Total non-current liabilities	522,506	496,773	71,550

Total liabilities	2,679,040	3,040,813	437,969

Equity:
Total Autohome Inc. Shareholders’ equity	4,851,036	6,360,404	916,089
Noncontrolling interests	—	(9,191)	(1,324)

Total equity	4,851,036	6,351,213	914,765

Total liabilities and equity	7,530,076	9,392,026	1,352,734